Exhibit 99.106

DeFi Technologies Subsidiary Valour Inc. Launches the First Short Spot Bitcoin ETP in the Nordics

●	Innovative Bitcoin Financial Product: DeFi Technologies, through its subsidiary Valour, has launched the first Short Spot Bitcoin ETP in the Nordics, known as Valour Short Bitcoin (SBTC) SEK (ISIN: CH1149139649), providing a novel way for investors to profit from or hedge against Bitcoin’s price movements.

●	Strategic Market Placement: The Short Spot Bitcoin ETP is now trading on the Nordic Growth Market, featuring inverse tracking of Bitcoin’s price and offering experienced investors strategic opportunities for portfolio management

Toronto, Canada, April 18, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, is breaking new ground in the Nordic financial markets with the launch of the region’s first Short Spot Bitcoin ETP.

The Valour Short Bitcoin ETP, known as Valour Short Bitcoin (SBTC) SEK (ISIN: CH1149139649), is an innovative financial instrument that inversely tracks the price movements of Bitcoin. This ETP allows investors to profit from, or hedge against, declines in Bitcoin’s market price. Designed with experienced investors in mind, Valour Short Spot Bitcoin offers strategic investment opportunities and the flexibility to make timely adjustments to portfolios based on daily market movements.

“As the first to offer a Short Spot Bitcoin ETP in the Nordics, we are setting a new standard for investment products in the region,” said Johanna Belitz, Valour’s Head of Sales in the Nordics. “Tailored for short-term strategic use, such as hedging existing portfolios, we are confident that this innovative product will strongly appeal to our trading-savvy community.”

The introduction of the Valour Short Bitcoin ETP marks a significant milestone in the availability of diverse financial products in the Nordic markets, offering high levels of transparency, security, and reliability, along with competitive management fees.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Valour Short Bitcoin ETP, the development and listing of future ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations DeFi Technologies

ir@defi.tech

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